UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Davis, Ronald V.
   4600 Sleepytime Drive
   Boulder, CO  80301
   USA
2. Issuer Name and Ticker or Trading Symbol
   Celestial Seasonings, Inc.
   CTEA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |2/10/0|A(1)|V|270               |A  |(1)        |                   |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |5/30/0|D   | |2922              |D  |(2)        |-0-                |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (right to|$10.00  |5/30/|D   | |20,000     |D  |(3)  |7/19/|Common Stock|20,000 |(3)    |-0-         |D  |            |
 buy)                 |        |00   |    | |           |   |     |03   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (right to|$18.8125|5/30/|D   | |10,000     |D  |(3)  |2/12/|Common Stock|10,000 |(3)    |-0-         |D  |            |
 buy)                 |        |00   |    | |           |   |     |08   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (right to|$30.00  |5/30/|D   | |4,000      |D  |(3)  |2/12/|Common Stock|4,000  |(3)    |-0-         |D  |            |
 buy)                 |        |00   |    | |           |   |     |09   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (right to|$24.875 |2/10/|A   |V|4,000      |A  |(4)  |2/10/|Common Stock|4,000  |       |            |D  |            |
 buy)                 |        |00   |    | |           |   |     |10   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option (right to|$24.875 |5/30/|D   | |4,000      |D  |(3)  |2/10/|Common Stock|4,000  |(3)    |-0-         |D  |            |
 buy)                 |        |00   |    | |           |   |     |10   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Acquired in lieu of fees under the Issuer's 1994 Non-Employee Director Compensation Plan.
(2) Disposed of pursuant to merger agreement between Issuer and The Hain Food Group, Inc. ("Hain") in exchange for 1.265 shares of Hain Common
Stock for each share of Issuer's Common Stock on May 30, 2000, the effective date of the merger.
(3) This option was assumed by Hain in the merger and replaced with an option to purchase shares of Hain common stock (1.265 Hain shares for each of the Issuer's shares) at an exercise price of the former exercise price divided by the 1.265 exchange ratio.
(4) Acquired under the Issuer's 1994 Non-Employee Director Compensation Plan. Option exercisable 2/10/01.
SIGNATURE OF REPORTING PERSON
/s/ Ronald V. Davis
DATE
June 10, 2000